SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 12 July 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc

 81 Newgate Street

 London

EC1A 7AJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                                                                                                                                                                                                    Yes              No ...X..

BT Group plc
Annual General Meeting 12 July 2017
Summary of votes cast

Annual General Meeting Resolutions	For	%	Against	%	Votes withheld
Resolution 1 That the accounts and reports of the directors and the auditors for the year ended 31 March 2017 be received.	5,465,976,330	81.49	1,241,521,449	18.51	240,120,568
Resolution 2 That the directors' annual remuneration report for the year ended 31 March 2017, be received and approved.	6,711,751,544	96.85	218,449,483	3.15	7,604,373
Resolution 3 That the directors' remuneration policy for the year ended 31 March 2017, be received and approved.	6,654,431,173	96.12	268,487,768	3.88	14,886,907
Resolution 4 That the final dividend of 10.55 pence per share recommended by the directors be declared to be payable on 4 September 2017 to holders of ordinary shares registered at the close of business on 11 August 2017.	6,922,845,769	99.92	5,238,643	0.08	9,727,100
Resolution 5 That Sir Michael Rake be re-elected as a director.	6,593,608,660	96.25	256,767,130	3.75	87,459,739
Resolution 6 That Gavin Patterson be re-elected as a director.	6,826,778,789	98.47	106,182,314	1.53	4,878,693
Resolution 7 That Simon Lowth be re-elected as a director.	6,912,942,775	99.72	19,452,090	0.28	5,424,485
Resolution 8 That Tony Ball be re-elected as a director.	6,901,429,711	99.55	31,008,736	0.45	5,385,961
Resolution 9 That Iain Conn be re-elected as a director.	6,245,806,190	92.15	531,701,300	7.85	160,308,585
Resolution 10 That Tim Höttges be re-elected as a director.	6,821,096,033	98.40	111,231,404	1.60	5,474,280
Resolution 11 That Isabel Hudson be re-elected as a director.	6,919,310,074	99.81	13,161,275	0.19	5,352,141
Resolution 12 That Mike Inglis be re-elected as a director.	6,914,432,607	99.74	17,896,883	0.26	5,474,084
Resolution 13 That Karen Richardson be re-elected as a director.	6,233,724,256	89.92	698,829,975	10.08	5,264,026
Resolution 14 That Nick Rose be re-elected as a director.	5,984,692,326	88.01	815,634,000	11.99	137,492,755
Resolution 15 That Jasmine Whitbread be re-elected as a director.	6,234,616,683	89.93	697,805,274	10.07	5,383,249
Resolution 16 That Jan du Plessis be elected as a director.	6,757,993,085	99.72	18,959,172	0.28	160,845,381
Resolution 17 That PricewaterhouseCoopers LLP be re-appointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.	4,332,169,092	78.85	1,162,296,358	21.15	1,453,168,522
Resolution 18 That the directors be authorised to decide the auditors' remuneration.	6,497,143,450	93.89	422,982,781	6.11	17,687,273
Special Business
Resolution 19 That the directors are authorised generally and without conditions under Section 551 of the Companies Act 2006 ('2006 Act') to allot relevant securities.	6,481,446,766	93.58	444,930,167	6.42	11,431,592
Resolution 20 That subject to the passing of Resolution 19, the directors have power to allot equity securities (within the meaning of Section 561(1) of the 2006 Act) entirely paid for in cash.	6,814,664,880	98.76	85,856,516	1.24	37,280,353
Resolution 21 That the Company has general and unconditional authority to make market purchases as defined in section 693(4) of the Companies Act 2006 of shares of 5p each in the Company.	6,833,235,371	98.58	98,699,863	1.42	5,862,411
Resolution 22 That the Company may call a general meeting (but not an AGM) on at least 14 clear days' notice.	6,456,582,915	93.51	447,759,563	6.49	33,443,158
Resolution 23 That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political organisations.	6,742,774,228	97.70	158,963,327	2.30	36,066,923

In accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available to view on the National Storage Mechanism website at www.hemscott.com/nsm.do

The total number of shares in issue as at 6.30pm on 10 July 2017, excluding shares held in treasury was 9,917,211,155. 70.06% of the voting capital was instructed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

(Registrant)

 By: /s/ Dan Fitz, Company Secretary

--------------------

Dan Fitz, Company Secretary.

Date 12 July 2017